Sphere 3D Announces Launch of Corel Office for iPad Public Beta

Mississauga, ONTARIO –Monday, September 16th, 2013 – Sphere 3D Corporation (TSXV-ANY) (the “Company”), developer of Glassware 2.0™ foundational thin client technology, is pleased to announce the Sphere 3D Corel® Office for iPad beta launch, along with an industry first companion bonus software bundle promotion valued at $250,000.

Sphere 3D will be launching the public beta version of their new Glassware 2.0™ app for Corel® Office in October. The software is a game-changing approach to productivity on the fly. Users are no longer a slave to their desks; they can have complete software functionality, combined with the power of mobility and speech recognition to make creating and editing a snap; from literally anywhere. The Company believes in the power of portability and Corel® Office so strongly, that they will be offering a Sphere 3D Corel® Office Bonus Promotion – a complimentary bonus downloadable PC version of Corel® Office (valued at $49.99) to 5,000 randomly selected users that register before October 31st, 2013 at Sphere3D.com/RegisterforCorel

“This software bonus promotion is a fun way, to get consumers to test drive the future of mobile productivity. This stuff isn’t rocket science – we just want consumers to experience the new breed of mobile office productivity from Sphere 3D and Corel. It’s about taking a familiar office suite user experience and untethering you from your PC or laptop to go mobile, without having to sacrifice functionality! Best yet, you could win a bonus downloadable desktop version of Corel Office for when you are back at your desk. Talk about the ultimate in iPad to PC Office Suite compatibility”, says Howard Morton, Sphere 3D’s Head of Partnerships and Commercialization.

Corel® Office includes everything users expect in an office suite at a fraction of the price, and includes all the office tools needed to create impressive documents, spreadsheets and presentations. With a familiar ribbon-style interface, Corel® Office looks like the office software consumers are used to, making it easy to get to work right away. Sharing work is also easy thanks to support for Dropbox, the file-sharing service that allows subscribers to securely post files online. Corel® Office also includes built-in PDF tools. For additional information on visit www.sphere3d.com/media-and-news-partners

For additional information:

Contact:

Peter Tassiopoulos, CEO	Liz Mitchell, PR Manager
Sphere 3D Corporation	Corel Corporation
Phone: (416) 749-5999	613-786-0826 ext. 1223
Email: peter@sphere3d.com	Email: liz.mitchell@corel.com

About Sphere 3D Corporation

Sphere 3D Corporation (TSX-V:ANY) is a Mississauga, Ontario based virtualization technology solution provider whose patent pending Glassware 2.0™ technology makes it possible for incompatible devices and applications to run over the cloud, without sacrificing performance or security. Sphere 3D's Glassware 2.0™ ultra-thin client allows third parties to deliver fully featured products to any cloud-connected device independent of operating system or hardware. For additional information visit: www.sphere3D.com.

About Corel

Corel is one of the world's top software companies providing some of the industry’s best-known graphics, productivity and digital media products. Boasting the most comprehensive portfolio of innovative software, we've built a reputation for delivering solutions that are easy to learn and use, helping people achieve new levels of creativity and productivity. The industry has responded with hundreds of awards for innovation, design and value.

Used by millions of people around the world, our product lines include CorelDRAW® Graphics Suite, Corel® Painter®, Corel® PaintShop® Pro, Corel® VideoStudio® and Corel® WordPerfect® Office. For more information on Corel, please visit www.corel.com.

© 2013 Corel Corporation. All rights reserved. Corel, the Corel logo, the Corel Balloon logo, CorelDRAW, Painter, PaintShop, VideoStudio and WordPerfect are trademarks or registered trademarks of Corel Corporation and/or its subsidiaries. All other names and any registered and unregistered trademarks mentioned are used for identification purposes only and remain the exclusive property of their respective owners. Patent: www.corel.com/patent

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